December 18, 2008

Mail Stop 4561

By U.S. Mail and Facsimile to (801) 264-8430

Mr. Stephen M. Sill
Chief Financial Officer
Security National Financial Corp.
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123

RE: Security National Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter ended June 30, 2008
File No. 0-09341

Dear Mr. Sill:

We have reviewed your response letter dated November 6, 2008 and have considered the supplemental information provided by the company. We have the following additional comments.

Security National Financial Corp.
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Management's Discussion and Analysis
Mortgage Operations, page 17

1. We have reviewed your response to prior comment four from our letter dated October 16, 2008. It is our understanding that on the dates the loans were sold, you had received purchase commitments for those loans from third-party investors. However, you state that you generally received notices within six months from those investors that they were not going to settle the loans. Please tell us whether the purchase commitments specified a date upon which the loans were to be settled. Additionally, tell us why it took as long as six months for investors to determine they were not going to settle the loans.

2. Please tell us your policy in general for repurchasing loans transferred to the warehouse and subsequently transferring those loans from the held-for-sale to held-for-investment category. For example, as noted above, in some instances you did not receive notice from a third party investor that they would not settle a loan for six months. As a loan remaining in the warehouse for a long period of time could indicate salability or documentation problems, tell us why you would not repurchase the loan from the warehouse and transfer it from held-for-sale to held-for-investment prior to six months.

3. Please expand on your statement that the misclassification at December 31, 2007 of the loans repurchased in 2007 as "Mortgage Loans Sold to Investors" did not have any effect on the carrying amount of those loans since they were repurchased at par. Tell us how you complied with the guidance in paragraph 6 of SFAS 65 which requires mortgage loans transferred to a long-term investment category to be transferred at the lower of cost of market ("LOCOM") on the date of the transfer. Any difference between the carrying amount of the loan and its outstanding principal balance should be recognized as an adjustment of yield by the interest method. Ensure that your response addresses how you determined the cost and market values of the loans on the dates they should have been transferred (included in your table on page 6 of the response) to "Mortgage Loans Held for Investment".

4. Please tell us how you considered whether misclassification of the loans repurchased in 2007 and 2008 would have an impact on your quarterly results for each quarter during 2007 and 2008.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Reviewing Accountant